                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 2)*



                                  Aldila, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 per Share
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                         (Title of Class of Securities)

                                    014384101
             ------------------------------------------------------
                                 (CUSIP Number)

  Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida (Tel) (239) 262-8577
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 21, 2003
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 014384101                  13D/A                           PAGE 2 OF 6

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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Lloyd I. Miller, III                                           ###-##-####

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (A) [ ]

                                                                         (B) [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF-OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR  2(E)                                                    [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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  NUMBER OF       7     SOLE VOTING POWER

   SHARES               615,690***
                  --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER

  OWNED BY              300,596***
                  --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER

  REPORTING             430,862***
                  --------------------------------------------------------------
   PERSON         10    SHARED DISPOSITIVE POWER

    WITH                485,424***
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      916,286
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.7%
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14    TYPE OF REPORTING PERSON

      IN-IA-OO**
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** SEE RESPONSE TO ITEM 3 IN ORIGINAL SCHEDULE 13D.
*** SEE RESPONSE TO ITEM 5(B), HEREIN.

AMENDMENT NO. 2 TO THE ORIGINAL REPORT ON SCHEDULE 13D

Item 1. Introduction

      This constitutes Amendment No. 2 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), dated September 14, 2001 (the "Statement"), relating to the Common Stock, par value $0.01 (the "Shares") of Aldila, Inc. (the "Company"). The Company has its principal executive offices at 13450 Stowe Drive, CA 92064. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

      ITEM 4. PURPOSE OF THE TRANSACTION

      Item 4 of the Statement is hereby amended and restated in its entirety as follows:

Item 4. Purpose of the Transaction

      Miller considers his beneficial ownership reported herein of the 916,286 Shares as an investment in the ordinary course of business. From time to time, Miller may acquire additional securities of the Company or dispose of all or some of the securities of the Company which he beneficially owns. Miller is a member of the Company's board of directors. Other than serving as a board member and engaging in activities as a member of the board of directors, Miller does not have any plans or proposals that relate to the matters described in Item 4 of Schedule 13D.

      Miller has filed this report to disclose the following matters:

      (i) On the Statement, Miller mistakenly reported 2,000 Shares indirectly beneficially owned through Lloyd I. Miller LLC. Such shares were in fact beneficially owned by Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC ("LLC"), dated as of December 10, 1996 (the "Operating Agreement"), substantially in the form attached hereto and hereby incorporated by reference as Exhibit 99.2. Miller is the manager of the LLC;

      (ii) Pursuant to an Irrevocable Trust Agreement, dated June 25, 2002, substantially in the form attached hereto and hereby incorporated by reference as Exhibit 99.5 (the "Irrevocable Trust Agreement"), the Shares purchased in Trust C were transferred to a grantor retained annuity trust ("MILGRAT I (Y)") on June 25, 2002. Miller is named as the Trustee to MILGRAT I (Y). Whereas Miller had shared dispositive and voting power for all Shares held by Trust C, Miller has sole voting and shared dispositive power for the Shares held by MILGRAT I (Y); and

      (iii) Since the filing of Amendment No. 1 to the Statement, dated April 5, 2002, a change occurred in the percentage of Shares beneficially owned by Miller as a result of (i) the purchase of Shares by Miller referenced in Item 5(c) below and (ii) a change in the aggregate amount of outstanding Shares of the Company, pursuant to the Company's quarterly report filed on Form 10Q on November 13, 2003.

Item 5. Interest in Securities of the Issuer

            Item 5 of the Statement is hereby amended and restated in its entirety as follows:
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                                                                     Page 4 of 6


      (a) Miller may be deemed to beneficially own 916,286 Shares (18.7% of the outstanding Shares, based on (i) 4,897,449 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q filed on November 13, 2003 and (ii) 5,848 Shares which Miller does not actually own, but has a right to purchase with respect to certain options Miller beneficially owns). As of the date hereof, 294,598 of such beneficially owned Shares are owned of record by Trust A-4; 184,828 of such beneficially owned Shares are owned of record by MILGRAT I
(Y); 35,833 of such beneficially owned Shares are owned of record by Milfam I, L.P.; 348,288 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 39,411 of such beneficially owned Shares are owned of record by Miller directly; 1,066 of such beneficially owned Shares are owned of record by Alexandra UGMA; 1,166 of such beneficially owned Shares are owned of record by Catherine Miller GST; 1,666 of such beneficially owned Shares are owned of record by Dail Miller; 1,166 of such beneficially owned Shares are owned of record by Kimberly Miller GST; 666 of such beneficially owned Shares are owned of record by LLC; 1,200 of such beneficially owned Shares are owned of record by Lloyd I. Miller GST; 1,066 of such beneficially owned Shares are owned of record by Lloyd IV UGMA; 1,000 of such beneficially owned Shares are owned of record by Lloyd I. Miller, III, co-Trustee with Kimberley S. Miller f/b/o Lloyd I. Miller IV and Alexandra B. Miller ("KSMTR"); 1,666 of such beneficially owned Shares are owned of record by Tyler UGMA; 1,666 of such beneficially owned Shares are owned of record by Wylie UGMA and 1,000 of such beneficially owned Shares are owned of record by Kimberley S. Miller.

      (b) Miller may be deemed to have (i) shared voting power for all such shares held of record by Trust A-4, Dail Miller, Kimberley S. Miller, Tyler UGMA and Wylie UGMA, (ii) shared dispositive power for all such shares held of record by Trust A-4, Dail Miller, Kimberley S. Miller, Tyler UGMA, Wylie UGMA and MILGRAT I(Y), (iii) sole voting power for all such shares held of record by Milfam I, L.P., Milfam II, L.P., Alexandra UGMA, Catherine Miller GST, Kimberly
S. Miller GST, LLC, Lloyd I. Miller GST, Lloyd IV UGMA, KSMTR, Miller directly and MILGRAT I (Y) and (iv) sole dispositive power for all such shares held of record by Milfam I, L.P., Milfam II, L.P., Alexandra UGMA, Catherine Miller GST, Kimberly S. Miller GST, LLC, Lloyd I. Miller GST, Lloyd IV UGMA, KSMTR and Miller directly.

      (c) The following table details the purchase of Shares effected by Miller during the past 60 days:

                         A-4
Date of Transaction      Number of Shares Purchased      Price Per Share
-------------------      --------------------------      ---------------
November 21, 2003                             6,097                $3.30

      (d) Other persons than Miller have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Materials to be filed as Exhibits

      Item 6 is hereby amended and restated in its entirety as follows:

Exhibit     Document
-------     --------
   99.1     Amended and Restated Trust Agreement, dated September 20, 1983, between Lloyd I. Miller and PNC Bank, Ohio, N.A. (formerly The
            Central Trust Company, N.A., Cincinnati, Ohio).

   99.2     Operating Agreement of Milfam LLC, dated December 10, 1996.

   99.3     Milfam I, L.P. Partnership Agreement, dated December 11, 1996.

   99.4     Milfam II, L.P. Partnership Agreement, dated December 11, 1996.

   99.5*    Irrevocable Trust Agreement, dated June 25, 2002.

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* Filed herewith
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                                                                     Page 6 of 6

After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 10, 2003


                                       By:      /s/ Lloyd I. Miller, III
                                           ------------------------------------
                                                  Lloyd I. Miller, III

                                  EXHIBIT INDEX

Exhibit     Document
-------     --------
EX-99.1     Amended and Restated Trust Agreement

EX-99.2     Operating Agreement of Milfam LLC

EX-99.3     Milfam I, L.P. Partnership Agreement

EX-99.4     Milfam II, L.P. Partnership Agreement

EX-99.5*    Irrevocable Trust Agreement

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* Filed herewith